Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and nine months ended September 30, 2019 and 2018

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
September 30, 2019 and December 31, 2018

	September 30, 2019	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$37,406	$61,119
Accounts receivable (note 6)	69,132	57,118
Inventories (note 7)	48,936	46,011
Prepaid expenses	6,372	4,835
Total current assets	161,846	169,083
Long-term investments (note 8)	11,031	8,818
Property, plant and equipment (note 9)	58,247	63,431
Operating lease right-of-use assets (note 12)	17,931	—
Intangible assets (note 10)	14,065	16,829
Deferred income tax assets	284	1,664
Goodwill	3,182	3,170
Other long-term assets	5,642	6,933
Total assets	$272,228	$269,928
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$87,007	$85,429
Current portion of operating lease liabilities (note 12)	4,244	—
Current portion of long-term debt (note 13)	9,514	10,327
Current portion of long-term royalty payable (note 14)	5,936	6,091
Current portion of warranty liability (note 15)	3,170	2,800
Total current liabilities	109,871	104,647
Long-term operating lease liabilities (note 12)	13,687	—
Long-term debt (note 13)	35,429	44,983
Long-term royalty payable (note 14)	11,477	14,844
Warranty liability (note 15)	3,039	2,141
Deferred income tax liabilities	4,858	5,521
Other long-term liabilities	6,350	7,116
Total liabilities	184,711	179,252
Shareholders’ equity:
Share capital (note 16):
Unlimited common and preferred shares, no par value
133,806,229 (2018 - 133,380,899) common shares	1,088,024	1,087,068
Other equity instruments	12,979	12,948
Additional paid in capital	10,079	10,079
Accumulated deficit	(998,971)	(998,361)
Accumulated other comprehensive loss	(24,594)	(21,058)
Total shareholders' equity	87,517	90,676
Total liabilities and shareholders' equity	$272,228	$269,928
Commitments and contingencies (note 18)
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue	75,403	65,524	231,013	209,845
Cost of revenue and expenses:
Cost of revenue	57,494	49,918	176,621	157,859
Research and development	5,633	7,817	19,341	23,841
General and administrative	7,191	14,767	31,874	39,304
Sales and marketing	3,862	3,605	11,963	11,514
Restructuring costs	—	—	825	808
Foreign exchange loss	787	2,223	141	7,422
Depreciation and amortization	1,707	2,133	6,161	6,707
Loss on sale of investment and assets	—	36	—	95
	76,674	80,499	246,926	247,550
Loss from operations	(1,271)	(14,975)	(15,913)	(37,705)

Income from investments accounted for by the equity method	5,400	7,696	19,940	16,960
Interest on long-term debt and accretion on royalty payable	(1,765)	(2,697)	(5,467)	(6,818)
Interest and other income (note 11)	3,361	442	3,830	744
Income (loss) before income taxes	5,725	(9,534)	2,390	(26,819)
Income tax expense	820	2,566	2,842	3,569
Net income (loss) from continuing operations	4,905	(12,100)	(452)	(30,388)
Net income (loss) from discontinued operations (note 5)	82	8,971	(158)	8,100
Net income (loss) for the period	4,987	(3,129)	(610)	(22,288)
Other comprehensive loss:
Cumulative translation adjustment	(4,289)	1,612	(3,536)	(1,264)
Comprehensive income (loss)	$698	$(1,517)	$(4,146)	$(23,552)

Income (loss) per share:
From continuing operations - basic and diluted	$0.04	$(0.09)	$(0.00)	$(0.23)
From discontinued operations - basic and diluted	0.00	0.07	(0.00)	0.06
Net income (loss) per share - basic and diluted	$0.04	$(0.02)	$(0.00)	$(0.17)
Weighted average common shares outstanding:
Basic and diluted	133,743,506	132,178,685	133,598,944	132,128,066

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and nine months ended September 30, 2019 and 2018

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Three Months Ended September 30, 2018
July 1, 2018	132,470,118	$1,083,615	$15,017	$10,079	$(986,028)	$(22,581)	$100,102
Issue of common shares on exercise of share units	472,766	1,960	(1,960)	—	—	—	—
Stock-based compensation	—	—	605	—	—	—	605
Net loss for the period	—	—	—	—	(3,129)	—	(3,129)
Other comprehensive income	—	—	—	—	—	1,612	1,612
September 30, 2018	132,942,884	$1,085,575	$13,662	$10,079	$(989,157)	$(20,969)	$99,190

	Nine Months Ended September 30, 2018
January 1, 2018	131,279,709	$1,078,280	$16,247	$10,079	$(966,869)	$(19,705)	$118,032
Issue of common shares on exercise of share units	1,663,175	7,295	(7,295)	—	—	—	—
Stock-based compensation	—	—	4,710	—	—	—	4,710
Net loss for the period	—	—	—	—	(22,288)	—	(22,288)
Other comprehensive loss	—	—	—	—	—	(1,264)	(1,264)
September 30, 2018	132,942,884	$1,085,575	$13,662	$10,079	$(989,157)	$(20,969)	$99,190

	Three Months Ended September 30, 2019
July 1, 2019	133,663,774	$1,087,776	$12,966	$10,079	$(1,003,958)	$(20,305)	$86,558
Issue of common shares on exercise of share units	142,455	248	(248)	—	—	—	—
Stock-based compensation	—	—	261	—	—	—	261
Net income for the period	—	—	—	—	4,987	—	4,987
Other comprehensive loss	—	—	—	—	—	(4,289)	(4,289)
September 30, 2019	133,806,229	$1,088,024	$12,979	$10,079	$(998,971)	$(24,594)	$87,517

	Nine Months Ended September 30, 2019
January 1, 2019	133,380,899	$1,087,068	$12,948	$10,079	$(998,361)	$(21,058)	$90,676
Issue of common shares on exercise of share units	425,330	956	(956)	—	—	—	—
Stock-based compensation	—	—	987	—	—	—	987
Net loss for the period	—	—	—	—	(610)	—	(610)
Other comprehensive loss	—	—	—	—	—	(3,536)	(3,536)
September 30, 2019	133,806,229	$1,088,024	$12,979	$10,079	$(998,971)	$(24,594)	$87,517

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash flows from (used in) operating activities:
Net income (loss) for the period from continuing operations	$4,905	$(12,100)	$(452)	$(30,388)
Items not involving cash:
Depreciation and amortization	4,169	4,207	12,462	12,527
Stock-based compensation expense	261	605	987	2,263
Unrealized foreign exchange loss	787	2,223	141	7,422
Deferred income tax	—	192	671	93
Income from investments accounted for by the equity method	(5,400)	(7,696)	(19,940)	(16,960)
Interest on long-term debt and accretion of royalty payable	1,913	1,141	5,615	5,262
Change in inventory write-downs to net realizable value	78	—	60	162
Other income (note 11)	(3,317)	—	(3,317)	—
Change in bad debt expense	110	—	689	685
Loss on sale of investments and assets	—	36	—	95
Restructuring obligations	—	(188)	224	(3,775)
Net cash from (used) before working capital changes	3,506	(11,580)	(2,860)	(22,614)

Changes in non-cash operating working capital:
Accounts receivable	10,556	5,419	(12,672)	(2,623)
Inventories	(2,248)	(2,619)	(3,392)	(2,592)
Prepaid and other assets	226	949	(1,651)	(461)
Accounts payable and accrued liabilities	(15,722)	(5,555)	2,339	2,143
Deferred revenue	(1,478)	767	881	843
Warranty liability	2,003	358	1,415	623
Net cash used in operating activities of continuing operations	(3,157)	(12,261)	(15,940)	(24,681)
Net cash from (used in) operating activities of discontinued operations	82	143	(158)	(2,731)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(1,750)	(1,914)	(5,341)	(7,246)
Dividends received from joint ventures	4,379	7,746	17,750	15,017
Proceeds received from holdback	—	—	—	3,600
Net cash from investing activities of continuing operations	2,629	5,832	12,409	11,371
Net cash from investing activities of discontinued operations	—	14,050	—	14,050
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(18,662)	(3,431)	(32,440)	(11,620)
Drawings on operating lines of credit	12,084	—	20,486	4,352
Payment of long-term royalty payable	—	—	(6,034)	(2,504)
Net cash used in financing activities	(6,578)	(3,431)	(17,988)	(9,772)
Effect of foreign exchange on cash and cash equivalents	(960)	(1,278)	(2,036)	(5,836)
Increase (decrease) in cash and cash equivalents	(7,984)	3,055	(23,713)	(17,599)
Cash and cash equivalents, beginning of period	45,390	51,187	61,119	71,842
Cash and cash equivalents, end of period	$37,406	$54,242	$37,406	$54,243

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and nine months ended September 30, 2019 and 2018

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Supplementary information:
Interest paid	$549	$504	$3,413	$2,977
Taxes paid (refunded), net	(22)	—	264	27

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

1. Company organization and operations

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. The Company engineers, manufactures and supplies alternative fuel systems and components for use in transportation markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern

In connection with preparing financial statements for each annual and interim reporting period, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At this time, management's evaluation has concluded that there are no known or currently foreseeable conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these condensed consolidated interim financial statements were issued. The Company's condensed consolidated interim financial statements have therefore been prepared on the basis that the Company will continue as a going concern.

At September 30, 2019, the Company's net working capital was $51,975 including cash and cash equivalents of $37,406. Long-term debt, including the royalty payable, was $62,356, of which $15,450 matures or is payable in the next twelve months. The Company generated net income from continuing operations of $4,905 and net cash used in operating activities of continuing operations of $3,157 for the three months ended September 30, 2019 and a loss from continuing operations of $452 and net cash used in operating activities of continuing operations of $15,940 for the nine months ended September 30, 2019. The 2018 fiscal year loss from continuing operations was $40,770 and net cash used in operating activities of continuing operations were $27,437.

The Company continues to work towards its goals of increasing profitability and achieved improved results from operations and operating cash flows in 2018 and the first nine months of 2019. In particular, the commercial launch of Westport HPDI 2.0™ in 2018 has allowed the Company to significantly reduce engineering and development spend and the associated capital expenditures on this product and this reduction has improved current and forecasted future cash flows. In addition, on September 27, 2019, the Company announced that it had reached a settlement with the Securities Exchange and Commission ("SEC") fully resolving the SEC’s investigation into the Company’s compliance with the U.S. Foreign Corrupt Practices Act (“FCPA”) that had been in course since June 2017 and had resulted in significant legal and related expenses throughout its duration. Under the terms of the settlement, without admitting or denying any violation of the FCPA, the Company agreed to pay a total of $4,046, including a civil penalty, disgorgement and prejudgment interest, which amount, together with related legal fees, was in line with the estimated costs to complete and resolve the investigation that were accrued in the quarter ended June 30, 2019 (note 18(b)). The resolution of the SEC investigation will assist the Company in improving its operating results going forward by redirecting management attention to strategic and operational matters, and significantly reducing legal and advisory costs related to the investigation. Lastly, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize assets or to continue to hold and invest in these assets.

Management believes that the cash on hand at September 30, 2019, and continued improvements in operational performance will provide the cash flow necessary to fund operations over the next year to November, 2020. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2018, filed with the appropriate securities regulatory authorities. The Company followed the same policies and procedures as in the annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of the new lease standard as discussed in note 4.

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive income (loss), condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at September 30, 2019 and for all periods presented, have been recorded. The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of the results for the Company's full year.

The Company has reclassified certain immaterial amounts previously classified as assets and liabilities held for sale into accounts receivable, accounts payable and accrued liabilities, and deferred income tax liabilities to conform to the current period's presentation.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States Dollar. The functional currencies for the Company's subsidiaries include the following: United States Dollars, Canadian ("CDN") Dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

As at June 30, 2018, the Company concluded that Argentina's economy is highly inflationary. As a result, the Company remeasured the financial statements of the Argentinian subsidiary in the Company's reporting currency beginning July 1, 2018.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

3. Basis of preparation (continued):

Except as otherwise noted, all amounts in these interim financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the nine months ended
	September 30, 2019	December 31, 2018	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Canadian Dollar	0.76	0.73	0.76	0.77	0.75	0.78
Euro	1.09	1.14	1.11	1.16	1.12	1.19
Argentina Peso	0.017	0.027	0.020	0.032	0.023	0.042
RMB	0.14	0.15	0.14	0.15	0.15	0.15
Swedish Krona	0.10	0.11	0.10	0.11	0.11	0.12
Indian Rupee	0.0141	0.0143	0.0142	0.0142	0.0143	0.0149

(c)     Cartesian:

Cartesian Capital Group is a global private equity firm based in New York that has investments in the Company. Various Cartesian entities are associated with these investments including Pangaea Two Management, LP; Pangaea Two Acquisition Holdings XIV, LLC; Pangaea Two Acquisition Holdings Parallel XIV, LLC. Collectively, these entities will be referred to as “Cartesian”. In addition, Peter Yu, the founder and managing partner of Cartesian, was elected as a Director of the Company in January 2016. See notes 8(b), 13 and 14 for additional details of Cartesian’s investments in the Company.

4. Accounting changes:

New accounting pronouncements adopted in 2019:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which increases transparency and comparability among organizations by recognizing right-of-use ("ROU") assets and corresponding liabilities on the balance sheet and disclosing key information about leasing arrangements. On January 1, 2019, the Company adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company's historical reporting under Topic 840.

On adoption, the Company recognized total ROU assets of $19,747, with corresponding liabilities of $19,747 in the condensed consolidated interim financial statements. The adoption did not impact the Company's beginning retained earnings, or the prior year statements of income and statements of cash flows.

Under Topic 842, the Company determines if an arrangement is a lease at inception. ROU assets and liabilities are recognized at the commencement date based on the present value of remaining lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate. The Company's lease terms may include options to extend the lease and such extensions are included in the lease liabilities when it is reasonably certain that we will exercise such options. Operating leases are included in operating lease right-of-use assets, and current and non-current operating lease liabilities on the Company's condensed consolidated interim balance sheets. Refer to note 12 for ROU assets and corresponding liabilities as at September 30, 2019.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

5. Sale of assets:

The Company completed the sale of its compressed natural gas ("CNG") Compressor business on July 25, 2018 for gross proceeds of $14,729 and recorded a net gain of $9,910.

During the second quarter of 2017, substantially all of the former Industrial business segment (excluding the electronics and high pressure product lines) was sold.

The following table presents financial results of the CNG Compressor business and residual Industrial business segment entities which are included in net loss from discontinued operations for the three and nine months ended September 30, 2019 and 2018:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue	$—	$1,238	$—	$8,849

Cost of revenue	—	1,274	—	7,514
Research and development	—	77	—	603
General and administrative	—	37	—	850
Sales and marketing	(82)	209	158	644
	(82)	1,597	158	9,611
Operating income (loss) from discontinued operations	82	(359)	(158)	(762)

Restructuring cost	—	—	—	1,268
Net gain on sale of assets	—	(9,910)	—	(10,710)
Income (loss) from discontinued operations before income tax	82	9,551	(158)	8,680
Income tax expense	—	580	—	580
Net income (loss) from discontinued operations	$82	$8,971	$(158)	$8,100

During the three months period ended September 30, 2019, the Company reversed $82 of allowance on accounts receivable related to the CNG Compressor business, as such amount was collected in October 2019.

On January 1, 2018, the Company exited the portion of the facility related to the discontinued Industrial business segment and recorded a $1,268 lease-exit restructuring obligation. The lease ended in August of 2019.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

6. Accounts receivable:

	September 30, 2019	December 31, 2018
Customer trade receivables	$66,979	$52,188
Other receivables	6,979	8,853
Income tax receivable	472	717
Due from related parties (note 8(a))	57	122
Allowance for doubtful accounts	(5,355)	(4,762)
	$69,132	$57,118

7. Inventories:

	September 30, 2019	December 31, 2018
Purchased parts	$34,664	$31,735
Work-in-process	3,462	2,297
Finished goods	10,623	11,367
Inventory on consignment	187	612
	$48,936	$46,011

During the three and nine months ended September 30, 2019, the Company recorded write-downs to net realizable value of $78 and $60, respectively (three and nine months ended September 30, 2018 - inventory write-downs to net realizable value of $nil and $162, respectively).

8. Long-term investments:

	September 30, 2019	December 31, 2018
Cummins Westport Inc. (a)	$8,403	$6,309
Weichai Westport Inc. (b)	1,824	1,824
Other equity-accounted investees	804	685
	$11,031	$8,818

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

8. Long-term investments (continued):

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. The joint venture term is scheduled to end on December 31, 2021 and, as per the joint venture agreement, effective from July 1, 2019, either Cummins or the Company can buy out the other's interest based on contractually defined terms and conditions.

For the three and nine months ended September 30, 2019, the Company recognized its share of CWI’s income of $5,367 and $19,839, respectively (three and nine months ended September 30, 2018 - $7,706 and $16,978, respectively) in income from investments accounted for by the equity method.

As of September 30, 2019, the Company has a related party accounts receivable balance of $57 from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	September 30, 2019	December 31, 2018
Current assets:
Cash and short-term investments	$86,494	$85,812
Accounts receivable	1,656	2,336
Other current assets	—	120
Long-term assets:
Property, plant and equipment	909	934
Deferred income tax assets	23,751	22,851
Total assets	$112,810	$112,053
Current liabilities:
Current portion of warranty liability	$19,069	$19,829
Current portion of deferred revenue	18,005	21,299
Accounts payable and accrued liabilities	2,200	4,348
	39,274	45,476
Long-term liabilities:
Warranty liability	28,360	22,995
Deferred revenue	24,751	27,009
Other long-term liabilities	3,619	3,943
	56,730	53,947
Total liabilities	$96,004	$99,423

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

8. Long-term investments (continued):

(a)    Cummins Westport Inc. ("CWI") (continued):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Product revenue	$55,312	$63,125	$171,889	$157,583
Parts revenue	27,740	23,054	87,443	67,717
	83,052	86,179	259,332	225,300
Cost of revenue and expenses:
Cost of product and parts revenue	60,352	58,864	183,579	155,258
Research and development	4,446	4,368	12,025	15,214
General and administrative	470	496	1,164	1,189
Sales and marketing	4,643	1,977	14,215	9,919
Foreign exchange (gain) loss	(1)	—	1	12
	69,910	65,705	210,984	181,592
Income from operations	13,142	20,474	48,348	43,708
Interest and investment income	635	484	1,901	1,259
Income before income taxes	13,777	20,958	50,249	44,967
Income tax expense	3,043	5,547	10,572	11,011
Net income	$10,734	$15,411	$39,677	$33,956

(b) Weichai Westport Inc. ("WWI"):

The Company, indirectly through its wholly-owned subsidiary, Westport Innovations (Hong Kong) Limited (“Westport HK”), is
currently the registered holder of a 23.33% equity interest in WWI. In April 2016, the Company sold to Cartesian entities a derivative economic interest granting it the right to receive an amount of future income received by Westport HK from WWI equivalent to having an 18.78% equity interest in WWI and concurrently granted a Cartesian entity an option to acquire all of the equity securities of Westport HK for a nominal amount. The Company retained the right to transfer any equity interest held by Westport HK in WWI that was in excess of an 18.78% interest in the event that such option was exercised. Pursuant to a subsequent agreement dated September 6, 2019 with the Cartesian entities, the Company has agreed, amongst other matters, not to transfer such residual equity interest without the Cartesian entities prior consent. As a result of such transactions, the Company’s residual 23.33% equity interest in WWI currently corresponds to an economic interest in WWI equivalent to 4.55%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

9. Property, plant and equipment:

		Accumulated	Net book
September 30, 2019	Cost	depreciation	value
Land and buildings	$4,636	$1,540	$3,096
Computer equipment and software	7,492	6,416	1,076
Furniture and fixtures	4,211	3,667	544
Machinery and equipment	90,311	40,795	49,516
Leasehold improvements	11,225	7,210	4,015
	$117,875	$59,628	$58,247

		Accumulated	Net book
December 31, 2018	Cost	depreciation	value
Land and buildings	$4,765	$1,474	$3,291
Computer equipment and software	7,079	6,043	1,036
Furniture and fixtures	3,553	2,975	578
Machinery and equipment	87,151	33,476	53,675
Leasehold improvements	11,578	6,727	4,851
	$114,126	$50,695	$63,431

10. Intangible assets:

		Accumulated	Net book
September 30, 2019	Cost	amortization	value
Brands, patents and trademarks	$20,260	$8,502	$11,758
Technology	5,368	4,745	623
Customer contracts	11,784	10,100	1,684
Other intangibles	290	290	—
Total	$37,702	$23,637	$14,065

		Accumulated	Net book
December 31, 2018	Cost	amortization	value
Brands, patents and trademarks	$21,142	$7,978	$13,164
Technology	5,150	4,369	781
Customer contracts	12,355	9,476	2,879
Other intangibles	334	329	5
Total	$38,981	$22,152	$16,829

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

11. Accounts payable and accrued liabilities:

	September 30, 2019	December 31, 2018
Trade accounts payable	$59,609	$60,027
Accrued payroll	15,571	13,723
Accrued interest	1,171	1,568
Taxes payable	3,684	4,298
Deferred revenue	1,798	996
Restructuring obligation	291	467
Due to related parties (note 17)	788	—
Other payables	4,095	4,350
	$87,007	$85,429

Other payables at December 31, 2018 included an amount of $3,883 representing the residual balance of government contributions received between 2003 and 2006 in connection with HPDI technology development, net of repayments paid through that date in the form of royalties calculated on the Company’s gross annual revenues for a contractually defined period of time.  During the three months ended September 30, 2019, amendments were made to the contribution agreement governing these arrangements whereby the Company was required to make a final royalty payment of $566 and all further repayment obligations were terminated; the prior year contributions no longer repayable, amounting to $3,317, were credited to other income for the period.

Other payables at September 30, 2019, include the settlement amount due to the SEC discussed in note 2 and note 18(b).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

12. Operating leases right-of-use assets:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2019 and 2029. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately five years and the weighted average discount rate is 5.0%.
The components of lease cost are as follows:

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Operating lease cost:
Amortization of right-of-use assets	$823	$2,652
Interest	222	728
Total lease cost	$1,045	$3,380

The maturities of lease liabilities as of September 30, 2019 are as follows:

The remainder of 2019	$1,012
2020	4,310
2021	3,689
2022	3,614
2023	2,637
Thereafter	5,646
Total undiscounted cash flows	20,908
Less: imputed interest	(2,977)
Present value of operating lease liabilities	17,931
Less: current portion	(4,244)
Long term operating lease	$13,687

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

13. Long-term debt:

	September 30, 2019	December 31, 2018
Term loan facilities, net of debt issuance costs (a)	$19,891	$24,023
Senior financing (b)	2,761	8,645
Convertible debt (c)	17,419	17,382
Other bank financing (d)	3,144	3,744
Capital lease obligations (e)	1,728	1,516
Balance, end of period	44,943	55,310
Current portion	(9,514)	(10,327)
Long-term portion	$35,429	$44,983

(a)     On December 20, 2017, the Company entered into a loan agreement with Export Development Canada ("EDC") for a $20,000 non-revolving term facility. The loan bears interest at 6% (prior to March 1, 2019, at 9% plus monitoring fees), payable quarterly, as well as quarterly principal repayments. The Company incurred debt issuance costs of $1,013 related to this loan which are being amortized over the loan term using the effective interest rate method. As at September 30, 2019, the amount outstanding for this loan was $14,145 net of issuance costs compared to $16,860 net of issuance cost as at December 31, 2018. The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., Westport Luxembourg S.a.r.l and MTM S.r.L. and by certain of the Company's property, plant and equipment.

On October 9, 2018, the Company entered into a Euro denominated loan agreement with UniCredit S.p.A. ("UniCredit"). The loan bears interest at the 3-month Euribor plus 2.3% and interest is paid quarterly. As at September 30, 2019, the amount outstanding for this loan was $5,746 compared to $7,163 as at December 31, 2018, and was secured by a pledge of $2,046, with these restricted funds being recorded in other long-term assets.

(b)     The senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior financing. The Company made a principal prepayment of $4,735 in July 2019 to this senior financing facility.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December
31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016.

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands and certain accounts receivable.

(e)     The Company has capital lease obligations with terms of three to five years at interest rates ranging from 3.1% to 12.0%.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

13. Long-term debt (continued):

The principal repayment schedule of long term debt is as follows as at September 30, 2019:

	Term loan facilities	Senior financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2019	$1,274	$682	$—	$2,154	$287	$4,397
2020	7,099	767	—	327	571	8,764
2021	8,814	859	17,419	327	500	27,919
2022	1,352	453	—	336	243	2,384
2023 and thereafter	1,352	—	—	—	127	1,479
	$19,891	$2,761	$17,419	$3,144	$1,728	$44,943

14. Long-term royalty payable:

In January 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select HPDI systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian's debt is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

The Company received holdback payments in 2018, related to the divestiture of the industrial business segment in 2017, which resulted in a $1,045 prepayment to Cartesian and an additional finance charge of $778 in 2018.

As of September 30, 2019, the total royalty prepayments paid to Cartesian as a result of the Consent Agreement was $12,137.

	September 30, 2019	December 31, 2018
Balance, beginning of period	$20,935	$19,031
Accretion expense	2,512	4,135
Repayment	(6,034)	(3,009)
Additional finance charge from prepayment	—	778
Balance, end of period	17,413	20,935
Current portion	(5,936)	(6,091)
Long-term portion	$11,477	$14,844

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

14.     Long-term royalty payable (continued):

The minimum repayments including interest are as follows, for the twelve months ended September 30:

2020	$5,936
2021	7,267
2022	5,103
2023	1,161
2024	1,637
2025 and thereafter	5,122
$26,226

15. Warranty liability:

	September 30, 2019	December 31, 2018
Balance, beginning of period	$4,941	$6,301
Warranty claims	(1,315)	(2,787)
Warranty accruals	3,685	2,112
Change in estimate	(497)	(1,443)
Impact of foreign exchange	(605)	758
Balance, end of period	6,209	4,941
Less: current portion	(3,170)	(2,800)
Long-term portion	$3,039	$2,141

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

16. Share capital, stock options and other stock-based plans:

During the three and nine months ended September 30, 2019, the Company issued 142,455 and 425,330 common shares, respectively, net of cancellations, upon exercises of share units (three and nine months ended September 30, 2018 – 472,766 and 1,663,175 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and nine months ended September 30, 2019, the Company recognized $261 and $956, respectively (three and nine months ended September 30, 2018 - $605 and $2,263, respectively) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of September 30, 2019 and September 30, 2018 are as follows:

	Nine months ended September 30, 2019		Nine months ended September 30, 2018
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	2,667,403	$4.41	4,509,990	$6.00
Granted	309,236	2.53	474,936	3.54
Exercised	(718,889)	3.19	(1,663,175)	5.68
Forfeited/expired	(32,721)	3.77	(730,000)	3.62
Outstanding, end of period	2,225,029	$4.56	2,591,751	$4.61
Units outstanding and exercisable, end of period	1,790,410	$4.90	2,316,665	$4.75

During the nine months to September 30, 2019, 309,236 (2018 - 474,936) restricted share units ("RSUs") were granted to certain employees and directors. Values of RSU awards are generally determined based on the fair market value of the underlying common share on the date of grant.

As at September 30, 2019, $1,766 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over the remainder of the vesting period.

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at September 30, 2019 as follows:

September 30, 2019
(CDN $)
Share units:
Outstanding	$7,966
Exercisable	6,410

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

16. Share capital, stock options and other stock-based plans (continued):

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Research and development	$26	$163	$123	$405
General and administrative	203	434	726	1,583
Sales and marketing	32	8	138	275
	$261	$605	$987	$2,263

During the nine months ended September 30, 2018, the Performance Stock Units ("PSUs") that had been conditionally approved were finalized and granted. As a result, the stock-based compensation of $2,447 related to 730,000 PSUs was reclassified from a liability to shareholders' equity.

17. Related party transactions:

The Company has entered into related party transactions with the CWI joint venture and Cartesian entities relating to convertible debt of the Company held by Cartesian, royalty payable to Cartesian and the reimbursement of certain Cartesian legal fees relating to the Company. In connection with the agreement dated September 6, 2019 (see note 8(b)), the Company agreed to reimbursement of legal fees amounting to $768 incurred by Cartesian in connection with the SEC investigation discussed in note 18(b), which eventuality had been considered in the Company’s estimate of costs to complete and resolve that investigation accrued in the second quarter of 2019; in addition, during the third quarter of 2019, the Company accrued $20 (2018 - $nil) for director fees payable to Cartesian's director nominee. During the nine months ended September 30, 2018, the Company incurred $188 of advisory fees to Cartesian.

Refer to note 8(a) for the related party transactions with CWI, and notes 13(c) and 14 for additional transactions with Cartesian.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

18. Commitments and contingencies:

(a)    Contractual Commitments

Refer to note 12 for details of the Company's operating lease commitments.

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.

(b)     Contingencies

As disclosed in the Company’s previously filed audited consolidated financial statements and management discussion and analysis, on June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its investment in Weichai Westport Inc. and compliance with the FCPA and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China. The SEC Enforcement Division issued follow up subpoenas on February 14, 2018, June 25, 2018, and August 2, 2018.

On September 27, 2019, the Company announced that it had reached a settlement with the SEC resolving the above-mentioned investigation. Under the terms of the settlement, without admitting or denying any violation of the FCPA or related regulations, the Company agreed to pay to the SEC a total amount of $4,046 (comprising a civil penalty of $1,500, a disgorgement amount of $2,350 and prejudgment interest of $196), which amount, together with related legal fees, was in line with the estimated costs to complete and resolve the investigation that were accrued in the quarter ended June 30, 2019, and also agreed to a two-year period of self-reporting requirements regarding FCPA compliance activities. Of the total settlement amount agreed with the SEC, 50% $2,023 was paid in October 2019, with the remaining balance due in four equal quarterly installments through September 2020.

In the period from June 2017 to September 30, 2019, total costs and expenses, net of insurance recoveries, incurred by the Company in connection with the above-mentioned SEC investigation amounted to a cumulative $18,110, of which $nil and $6,316 were recorded in the three and nine months ended September 30, 2019 ($3,548 and $7,002 in the corresponding periods of the prior year).

The Company is also engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

19. Segment information:

The Company manages and reports the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This reflects the manner in which operating decisions and the assessment of business performance is currently managed by the Chief Operating Decision Maker ("CODM").

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

19. Segment information (continued):

Financial information by business segment as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue:
Transportation	$75,403	$65,524	$231,013	$209,845
CWI	83,052	86,179	259,332	225,300
Total segment revenues	158,455	151,703	$490,345	$435,145
Less: equity investees' revenue	(83,052)	(86,179)	(259,332)	(225,300)
Consolidated revenue from continuing operations	$75,403	$65,524	$231,013	$209,845
Consolidated revenue from discontinued operations	$—	$1,238	$—	$8,849

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Operating income (loss):
Transportation	$3,056	$(2,693)	$3,025	$(5,075)
CWI	13,142	20,474	48,348	43,708
Corporate	(3,540)	(10,023)	(17,972)	(24,305)
Restructuring costs	—	—	(825)	(808)
Foreign exchange loss	(787)	(2,223)	(141)	(7,422)
Loss on sale of investment and assets	—	(36)	—	(95)
Total segment operating income	11,871	5,499	32,435	6,003
Less: equity investees’ operating income	(13,142)	(20,474)	(48,348)	(43,708)
Consolidated loss from continuing operations	$(1,271)	$(14,975)	$(15,913)	$(37,705)
Consolidated operating income (loss) from discontinued operations	$82	$(359)	$(158)	$(762)

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's revenues, as follows:

	% of revenue
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Europe	70%	60%	67%	62%
Americas	15%	20%	17%	17%
Asia	6%	9%	8%	10%
Others	9%	11%	8%	11%

As at September 30, 2019, total long-term investments of $10,369 (December 31, 2018 - $8,269) were allocated to the Corporate segment and $662 (December 31, 2018 - $549) were allocated to the Transportation segment.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

19. Segment information (continued):

Total assets are allocated as follows:

	September 30, 2019	December 31, 2018
Transportation	$243,137	$238,016
Corporate	29,091	31,912
CWI	112,810	112,053
	385,038	381,981
Less: equity investees’ total assets	(112,810)	(112,053)
Total consolidated assets	$272,228	$269,928

20. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has a history of losses and negative cash flows from operations.  At September 30, 2019, the Company had $37,406 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at September 30, 2019:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$87,007	$87,007	$87,007	$—	$—	$—
Term loan facilities (note 13 (a))	19,891	23,317	8,482	13,072	1,763	—
Senior financing (note 13 (b))	2,761	3,198	765	1,842	591	—
Convertible debt (note 13 (c))	17,419	20,124	1,576	18,548	—	—
Other bank financing (note 13 (d))	3,144	3,142	2,403	657	82	—
Long-term royalty payable (note 14)	17,413	26,226	5,936	12,370	2,798	5,122
Capital lease obligations (note 13 (e))	1,728	1,847	294	1,139	414	—
Operating lease obligations	17,931	20,908	4,244	7,477	5,037	4,150
	$167,294	$185,769	$110,707	$55,105	$10,685	$9,272

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2019 and 2018

20. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interest in CWI, WWI and other investments. CWI is the most significant of the long-term investments and is accounted for using the equity method. WWI is accounted for at fair value.

The carrying values reported in the condensed consolidated balance sheet for obligations under capital and operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facilities included in the long-term debt (note 13(a)) does not materially differ from its fair value as at September 30, 2019. The carrying value reported in the condensed consolidated balance sheet for senior financing (note 13(b)) approximates its fair value as at September 30, 2019, as the interest rates on the debt are floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2019, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.